Exhibit (a)(1)(B)

To:	Eligible Optionholders

From:	Jack Cumming

cc:	Fran Doria

Date:	March 9, 2009

Subject:	Stock Option Exchange

We are exceptionally pleased to announce that at our Annual Meeting of Stockholders held March 4, 2009, Hologic, Inc. received shareholder approval of the proposed option exchange program. This program allows you to exchange your January 16, 2008 stock options which are currently significantly “underwater” for a fewer number of options at an exercise price equal to 110% of the closing price of our common stock on the date the exchange is consummated. This is commonly referred to as a “value-for-value” exchange and we believe represents an attractive trade-off more in line with today’s economic realities. Hologic felt strongly that we pursue this program, albeit in a conservative manner, and are very fortunate within the current economic climate to offer this program.

We are officially commencing an Offer to Exchange Certain Outstanding Stock Options for New Options (referred to as the “Exchange Offer” or the “Offer”) today, March 9, 2009. The offer and withdrawal rights will remain open until 12:00 noon, Eastern Time, on April 3, 2009 unless the Exchange Offer is extended.

You may take advantage of the Exchange Offer if you are an eligible optionholder and you hold eligible option grants. These terms are defined in the Offer to Exchange Certain Outstanding Stock Options for New Options document that is attached to this e-mail. Also attached to this e-mail are the following documents related to the Exchange Offer:

•	Election Form

•	Notice of Withdrawal

Please carefully read all of the documents included in this e-mail. In order to participate in the Exchange Offer, you must meet the criteria and follow the instructions as set forth in the attached documents, including returning, as indicated in the attached documents, your properly completed and signed Election Form, to David Brady, so that we receive it before 12:00 noon, Eastern Time, on April 3, 2009 (or a later expiration date if Hologic extends the offer). The document must be delivered using one of the delivery methods outlined in the instructions to the Election Form.

If you have any questions about the Exchange Offer, please contact Dave Brady at 718-999-7418 or Fran Doria at 781-999-7377.